

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We hereby consent to the use in this Post-effective Amendment No.1 to Form S-1 Registration Statement of our report, dated March 7, 2003 except for Note 18, as to which the date is April 14, 2003, relating to the consolidated financial statements of Metropolitan Health Networks, Inc. and Subsidiaries, and to the reference of our Firm under the caption "Experts" in the Prospectus.

Kaufman, Rossin & Co.

KAUFMAN, ROSSIN & CO.

Miami, Florida
June 20, 2003